SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of March, 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                       RYANAIR CALLS AUC'S REPORT IRRELEVANT
          DURING WEEK WHEN BRITISH AIRWAYS IMPOSES A FOURTH FUEL SURCHARGE

Ryanair, Europe's lowest fare airline today (Tuesday, 22nd March 2005) called the AUC's report on airline website pricing irrelevant to consumers now suffering a fourth fuel surcharge at the hands of British Airways.

Michael Cawley, Ryanair's Deputy Chief Executive and Chief Operating Officer said:

     "The AUC's report on airline website pricing is irrelevant for the following reasons:

     1. All media advertising of airline prices in the UK are fully tax inclusive and it is this advertising that brings people onto airline websites. No consumer is confused or misled.

     2. It is only fair to consumers that airline websites should separately show the ridiculous level of airport charges and government taxes which in the case of so many Ryanair prices are higherthan the actual fare paid to the airline. It is appropriate that this extortionate tax and charging regime should be highlighted for consumers.

     3. All passengers on the Ryanair website see a detailed breakdown of the net fare, and all taxes, fees and charges before they are asked to confirm either their booking or the payment. If any passenger is unhappy with the pricing or the taxes, fees and charges they simply don't confirm the booking.

     4. The AUC as usual is silent on the fourth round of price gouging fuel surcharges being imposed by British Airways and other airlines, when only Ryanair guarantees there will be no fuel surcharges now or ever.

     "The travelling public are only concerned about the total cost of the airline ticket which is why 34 million passengers this year will choose Ryanair, the only airline in all markets to consistently offer the lowest air fares. 34 million consumers cannot be wrong. They have no difficulty navigating the Ryanair website, and are continue to be delighted with the enormous savings that Ryanair air fares offer over every other airline in the UK and in Europe. Nobody beats Ryanair's prices and nobody beats Ryanair's customer service either".

Ends.             Tuesday, 22nd March 2005

For reference:    Peter Sherrard                 Pauline McAlester
                  Ryanair                        Murray Consultant
                  Tel: 353-1-8121212             Tel: 353-1-4980300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  22 March, 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director